

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

John P. Daly
Vice President and Chief Financial Officer
CRAWFORD UNITED Corp
10514 Dupont Avenue
Cleveland, Ohio 44108

      Re: CRAWFORD UNITED Corp
           Form 10-K for the Fiscal Year Ended December 31, 2021
           File No. 000-00147
           CORRESP filed June 13, 2022

Dear Mr. Daly:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                          Division of Corporation Finance
                                        Office of Life Sciences